SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013.

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222 Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

QUARTERLY REPORT ON FORM 6-K

INDEX TO UNAUDITED FINANCIAL INFORMATION

PART I – FINANCIAL INFORMATION

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 1. Basis of Presentation of Quarterly Periods Information

On May 5, 2011, Satélites Mexicanos, S.A. de C.V. (“Satmex”), entered into an Indenture with Wilmington Trust, National Association, as successor by merger to Wilmington Trust FSB, as trustee, (the “Indenture”) pursuant to which we issued $325.0 million aggregate principal amount of 9.5% Senior Secured Notes due 2017 (the “ Notes”). On March 30, 2012, Satmex issued $35.0 million aggregate principal amount of additional 9.5% Senior Secured Notes (“SSN”) due in 2017, to be issued in a private placement under rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended, with rights to either offer to exchange the additional SSN for substantially similar notes that are registered under the U.S. Securities Act of 1933, as amended, or register the resale of the additional SSN. The additional SSN were priced at 102.00% and will bear interest at an annual fixed rate of 9.5%. The additional SSN offering closed on April 9, 2012. Section 4.03 of the Indenture requires Satmex to furnish to the holders of the Notes and the trustee (or file with the SEC for public availability) reports on Form 6-K after the occurrence of an event required to be reported on Form 8-K if Satmex was required to file such reports. As such, Satmex is furnishing this Form 6-K to disclose material non-public information regarding a completed quarter pursuant to Item 2.02 of Form 8-K.

The presentation in this Form 6-K gives effect to the issuance of the Notes pursuant to the Indenture and the related transactions including, but not limited to, our voluntary filing for protection under Chapter 11 of the U.S. Bankruptcy Code on April 6, 2011 and the confirmation of our plan of reorganization on May 11, 2011, which plan became effective on May 26, 2011 (the “Transactions”). See Notes 14 of the Notes to the Unaudited Consolidated Financial Statements herein for a description of the Transactions.

The accompanying quarterly consolidated financial statements have not been audited, but are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). They do not include all of the information and footnotes required by U.S. GAAP for a complete set of unaudited consolidated financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (the “Codification”).

This periodic report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this Form 6-K and we undertake no obligation to update or revise any of them.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

PART 1 – FINANCIAL INFORMATION

Consolidated Balance Sheets

(In thousands of U. S. dollars)

	June 30, 2013	December 31, 2012
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$33,659	$74,652
Restricted cash	—	4,900
Accounts receivable, net	21,844	13,521
Inventories, net of allowance for obsolescence	984	413
Prepaid insurance and other assets	7,605	8,725
Deferred tax assets	1,686	3,059

Total current assets	65,778	105,270
Satellites and equipment, net	579,857	552,562
Concessions, net	41,942	42,837
Intangible assets	21,465	32,923
Deferred financing cost	9,722	11,390
Guarantee deposits and other assets	1,144	1,032

Total	$719,908	$746,014

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$22,490	$44,886
Deferred revenue	3,536	3,605
Income tax payable	3	13

Total current liabilities	26,029	48,504
Debt obligations	360,000	360,000
Deferred revenue	21,248	22,982
Guarantee deposits and accrued expenses	4,021	3,375
Labor obligations	794	1,060
Long-term deferred tax liabilities	6,909	8,483

Total liabilities	419,001	444,404
Contingencies and commitments (Note 13)
Shareholders’ equity:
Paid-in capital	275,662	275,662
Gain in adquisition of shares	1,346	—
Common stock, class I, no par value, 50,000 shares authorized, issued and outstanding	—	—
Common stock, class II, no par value, 129,950,000 shares authorized, issued and outstanding	—	—
Retained earnings	23,899	22,334

Total Satélites Mexicanos, S. A. de C. V. shareholders’ equity	300,907	297,996
Noncontrolling interest	—	3,614

Total shareholders’ equity	300,907	301,610

Total	$719,908	$746,014

See accompanying notes to these consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(In thousands of U. S. dollars)

	Six months ended June 30,		Three months ended June 30,
	2013	2012	2013	2012
Revenues:
Satellite services	$55,883	$57,245	$28,387	$31,418
Broadband satellite services	4,163	4,795	2,123	2,475
Programming distribution services	6,384	7,383	3,199	3,693

Total revenues	66,430	69,423	33,709	37,586
Costs and expenses
Satellite services (1)	5,347	4,234	3,141	2,120
Broadband satellite services (1)	962	1,031	574	610
Programming distribution services (1)	3,826	3,832	1,933	1,984
Selling and administrative expenses (1)	11,332	10,125	6,075	5,465
Depreciation and amortization	26,354	34,526	15,175	17,268

Total costs and expenses	47,821	53,748	26,898	27,447
Operating income	18,609	15,675	6,811	10,139
Other (expenses) income:
Interest expense	(17,087)	(5,464)	(8,136)	(2,966)
Interest income	273	227	146	120
Net foreign exchange gain (loss) – net	20	57	(376)	(516)

Income (loss) before income tax	1,815	10,495	(1,555)	6,777
Income tax expense (benefit)	294	3,419	2,296	(463)

Net income (loss)	1,521	7,076	(3,851)	7,240
Less: Net income (loss) attributable to noncontrolling interest	(44)	(83)	33	(195)

Net income (loss) attributable to Satélites Mexicanos, S. A. de C. V.	$1,565	$7,159	$(3,884)	$7,435

(1)	Exclusive of depreciation and amortization shown separately below.

See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(In thousands of U. S. dollars)

	Six months ended June 30,		Three months ended June 30,
	2013	2012	2013	2012
Cash flows from operating activities:
Net income (loss)	$1,521	$7,076	$(3,851)	$7,240
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net periodic pension cost	238	(147)	189	(192)
Depreciation and amortization	26,354	34,526	15,175	17,268
Deferred income taxes	(199)	3,141	2,015	(658)
Deferred revenue	(1,803)	(5,731)	(902)	(5,391)
Amortization of deferred financing costs	1,599	1,571	765	797
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(8,323)	(6,768)	(1,545)	(2,181)
Inventories	(571)	13	(474)	(83)
Prepaid insurance	1,120	1,441	1,280	856
Guarantee deposits and other assets	(112)	(69)	221	(8)
Accounts payable, accrued expenses and income tax	(8,372)	(3,595)	(11,322)	(11,903)
Guarantee deposits and accrued expenses	715	448	(29)	605

Net cash provided by operating activities	12,167	31,906	1,522	6,350

Cash flows from investing activities:
Restricted cash - satellite Satmex 8	4,900	—	—	—
Construction in progress – net satellites (including capitalized interest)	(57,093)	(43,134)	(29,384)	(16,171)
Acquisition of equipment	(967)	(416)	(301)	(199)

Net cash used in investing activities	(53,160)	(43,550)	(29,685)	(16,370)

Cash flows from financing activities:
Issuance of Senior Secured Notes	—	35,700	—	35,700
Deferred financing costs	—	(1,221)	—	(1,221)

Net cash used in financing activities	—	34,479	—	34,479

Cash and cash equivalents:
Net (decrease) increase for the period	(40,993)	22,835	(28,163)	24,459
Beginning of year	74,652	79,251	61,822	77,627

End of period	$33,659	$102,086	$33,659	$102,086

Supplemental disclosures of cash flow information:
Cash paid during the period:
Capitalized interest:	$2,542	$13,173	$1,680	$6,756

Income taxes paid:	$571	$1,048	$307	$716

Non-cash investing activities:
Capital expenditures incurred not yet paid:	$6,226	$502	$6,226	$502

See accompanying notes to these unaudited consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Consolidated Financial Statements

(In thousands of U.S. dollars, unless otherwise stated)

1.	Nature of business and significant events

Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex” and together with its subsidiaries, the “Company”) is a provider of fixed satellite services (“FSS”) in the Americas. As of June 30, 2013, Satmex’s fleet was comprised of four satellites, Satmex 8, Satmex 6, Satmex 5, and Solidaridad 2 in contiguous orbital slots that enable its customers to serve its entire coverage footprint utilizing a single satellite connection. The satellites are operated and monitored from two satellite control centers, located in Iztapalapa, Mexico, and Hermosillo, Mexico. In March 2008, Solidaridad 2 was placed in inclined orbit; currently it only provides L-band service to the Mexican government. In May 2013, Satmex 5 was placed in 114.9ºW orbital slot in inclined orbit.

In addition to the core FSS business, which is reported as “Satellite services” segment, Satmex also provides the programming distribution services segment to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”). The Company also provides broadband satellite transmission capacity services for various applications, such as internet access via satellite, telecommunication transmission and broadcasting.

Up to June 30, 2013, Satmex provided its commercial services through Satmex 8, Satmex 6 and Satmex 5, which have a total of 84 C- and 89.5 Ku-band 36 MHz transponder equivalents. Satmex’s business provides communication services to a diverse range of customers, including telecommunications companies, private and state-owned broadcasting networks, direct-to-home satellite television operators, and public and private telecommunications networks operated by financial, educational and media companies as well as governmental entities.

On April 26, 2013, after the successful completion of the In-Orbit Test, Satmex got the full control of the Satmex 8 satellite. The migration of customers from Satmex 5 to Satmex 8 was performed and concluded successfully on April 29, 2013.

On March 11, 2013, the Mexican President submitted a telecommunications reform bill to amend the Mexican Constitutuion whose purpose is to encourage economic competition and speed up the technological development of the sector. The current Foreign Investment Law establishes that radio broadcast and other radio and television services are reserved exclusively for Mexicans or Mexican companies with a foreigner exclusion clause. In the case of concessionaire companies, as established in articles 11 and 12 of the Federal Telecommunications Law, the foreign investment may be up to 49%. This reform bill establishes that it is essential to promote investment structures in the radiobroadcast and telecommunications sectors.

On June 11, 2013, the constitutional modification decree was passed and issued (the “Decree”). The transitory article five of the Decree establishes that upon the legal effectiveness of the constitutional reform, direct foreign investment up to 100% in telecommunications and satellite communications, and up to 49% in radio broadcasting (subject to reciprocity) will be permitted. Pursuant first transitory article of the decree, the Decree will be enforced at the immediate following day as from its publication, June 12, 2013.

Notwithstanding, according to the Decree, the Congress shall have 180 days following the day of the publication to draft, amend and/or enact the secondary legislation, incluiding any bills to modify the Foreign Investment Law, Telecommunications Law or others. However the final reform and the time that will be approved is not certain. Other potential effects of the reform are still unknown. Consequently, at the date of this financial information the Company’s management has not concluded the impact on the consolidated financial statements.

On July 31, 2013, Satmex entered into a definitive agreement with Eutelsat Communications (“Eutelsat”), pursuant to which Eutelsat will acquire 100% of Satmex´s shares at closing of the deal. The closing of the Transaction is pending government authorization, and it is expected to take place by the end of the year.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Satmex 8

On April 1, 2010, we initiated a program for the design and construction of a new satellite, named Satmex 8, by executing the Satmex 8 ATP with Space Systems/Loral, LLC (f/k/a Space Systems/Loral, Inc.) (“SSL”). Construction of the Satmex 8 satellite was completed during the second half of 2012. Satmex 8 is a 64 C- and Ku-band transponder satellite which has replaced Satmex 5. The Satmex 8 program cost was estimated at approximately $321.0 million, including construction, launch and insurance (which does not include capitalized interest). As of June 30, 2013, we had spent approximately $359.7 million in connection with the Satmex 8 program which includes $44.4 million of capitalized interest.

The design life of Satmex 8 is 15 years. The satellite is based on the SSL LS-1300 platform, a space-proven platform for a wide range of satellite services and an industry leader in power, performance and reliability. The 1300 series was first introduced in the mid-1980s and has been in constant evolutionary development to deliver increasingly higher power, greater flexibility and longer mission life. The LS-1300 platform has been used in over 60 satellites currently in orbit or under construction. Satmex 8 has been designed to provide comparable power levels and coverage over the Americas to those of our existing satellites, Satmex 6 and Satmex 5.

Satmex 8 satellite was successfully launched on March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 UTC). On April 26, 2013, after the successful completion of the In-Orbit Test, Satmex got the full control of the Satmex 8 satellite. The migration of customers from Satmex 5 to Satmex 8 was performed and concluded successfully on April 29, 2013.

Satmex 7

On March 13, 2012, Satmex and Asia Broadcast Satellite Holdings Ltd (“ABS”) entered into a master procurement agreement with Boeing Satellite Systems International, Inc. (“Boeing”) (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS for the purchase of four C- and Ku-band satellites to be developed and manufactured by Boeing (the “Program”). In the event ABS fails to perform its obligations under its own satellite procurement agreement, Boeing will be entitled to increase the price of each satellite of Satmex up to maximum of $10.5 million. Also, on this date, Satmex entered into a construction agreement (the “Satmex Procurement Agreement”) with Boeing, for the design, construction and delivery of the satellite Satmex 7, which will be based on Boeing’s 702 SP platforms, for a 34-month construction schedule. The Satmex Procurement Agreement also provides for a right to purchase an additional satellite based on Boeing’s 702 SP platforms.

Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”), whereby Satmex and ABS agreed to share launch services, allocate common Program costs and cross- indemnify each other for any actions or changes to the Program made by Satmex or ABS that adversely affect the costs, timing, delivery or launch of the other party’s satellite or satellites.

Finally, Satmex entered into a launch services agreement (the “Launch Services Agreement”) with Space Exploration Technologies, Corp. (“SpaceX”) to launch satellite Satmex 7. The launch services agreement provides for a scheduled launch period for Satmex 7 between December 2014 and February 2015 and with operations expected to commence in October 2015.

Satellite Satmex 7 will replace satellite Solidaridad 2. The design, construction, launch and insurance costs of Satmex 7 are expected to be approximately $165.0 million. At June 30, 2013, the amount incurred has been $70.4, which includes $2.5 million of capitalized interest.

Satmex 9

On July 15, 2013, Satmex entered into an agreement with Boeing for the design, construction and delivery of Satmex 9, the latest communications satellite in its fleet. Satmex 9 will be launched from Cape Canaveral, Florida and will use SpaceX’s Falcon 9 rocket. The launch is scheduled for the fourth quarter of 2015.

Satmex 9 is a satellite with 48 Ku band 36 MHz equivalent transponders, which will be based on Boeing’s 702 SP SP platforms, for a 24-month construction schedule.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The procurement of Satmex 9 is part of a global cooperation agreement with ABS, under the Master Procurement Agreement and the Bilateral Agreement.

2.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

a.	Consolidation of financial statements - The consolidated financial statements include the financial statements of Satmex and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All intercompany transactions and balances have been eliminated in consolidation.

The activities of the entities in the consolidated group are described below:

Company	Ownership percentage	Activity
Enlaces Integra, S. de R.L. de C.V. (“Enlaces”)	99.99%

Acquired on November 30, 2006. Offers private networks for voice, video and data as well as other value-added satellite services in Mexico. On Apil 29, 2013, Satmex increased its ownership percentage in Enlaces from 75.00% to 99.99%.

Alterna’TV International Corporation (“Alterna’TV Int.”)	100.00%	Incorporated on May 21, 2009. Engaged in programming distribution services, primarily in the United States of America.

Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%	Incorporated on December 19, 2008, to be a vehicle to contract the procurement of the Satmex 7 satellite.

SMVS Administración, S. de R. L. de C. V., SMVS Servicios Técnicos, S. de R. L. de C. V. and HPS Corporativo S. de R. L. de C. V. (“Service Companies”)	100.00%	Provide administrative and operating services exclusively to Satmex and Enlaces.

Satmex U.S.A., LLC (“Satmex USA”)	100.00%	Incorporated on August 4, 2011. This entity holds the 0.03% interests related to the Service Companies.

Satmex Do Brasil	100.00%	This entity has not initiated operations.

b.	Foreign currency transactions - For U.S. GAAP reporting purposes, the Company maintains separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of June 30, 2013 and December 31, 2012, were $13.4015 and 13.0101, respectively), with the resulting effect included in other (expense) income within results of operations.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

3.	Significant accounting policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

a.	Cash and cash equivalents - This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b.	Restricted cash - On July 3, 2012, Satmex and ILS entered into an Escrow Agreement, in which Satmex deposited with the Escrow Agent $4,900 representing 5% of the launch service price. The Escrow Agent shall hold the escrow deposit in an interest bearing account. On the Satmex 8 launch date March 27, 2013, Baikonur, Kazakhstan time (March 26, 2013 UTC), the Escrow Agent released the escrow deposit plus accumulated interest from the escrow account upon receipt of the irrevocable escrow instructions jointly provided by Satmex and ILS.

c.	Concentrations of credit risk - Financial assets, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are maintained with high-credit quality financial institutions.

Accounts receivable are comprised of several companies in the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with advance billing arrangements and guarantee deposits from customers mitigate potential credit risks with regard to its current customer base.

d.	Inventories - Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.

e.	Prepaid insurance - The insurance premium paid to renew in-orbit coverage of is recorded as a prepaid insurance and amortized over the related insurance policy period.

f.	Satellites and equipment - As of May 26, 2011, Satmex adopted push-down accounting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the cost approach. The cost approach, often referred to as current replacement cost, estimates fair value based on the amount that currently would be required to replace the service capacity of an asset. Assets acquired after the adoption of push-down accounting are recorded at acquisition cost.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the value of performance incentives incurred to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction.

Satellite construction and launch services are generally procured under long-term contracts that provide for payments over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion. Capitalizing these costs typically coincides with contract milestone payment schedules.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Depreciation is calculated using the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

The estimated useful and economic lives of the satellites are as follows:

	Original useful life (Years)	Remaining economic life at June 30, 2013 (Years)
Satellites in-orbit - are as follows:
Satmex 8	15	22.43
Satmex 6	15	9.89
Satmex 5 (1)	15	8.15
Solidaridad 2	14.5	—

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 6 was launched on May 27, 2006 and commenced operations in July 2006. Satmex 5 was launched on December 5, 1998 and commenced operations in January 1999. Solidaridad 2 and Satmex 5 concluded their depreciation period based upon its estimated useful life during 2009 and 2012, respectively. Satmex 8 was launched on March 26, 2013 UTC and commenced operations on April 26, 2013.

The estimated useful lives of equipment are as follows:

Original useful life (Years)
Equipment:
Satellite equipment	15
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

g.	Concessions - As of May 26, 2011, Satmex adopted push-down accounting, under which its concessions were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the orbital concessions and the public telecommunications network concession using market approach and income approach methods, respectively. Orbital concessions are amortized over 40 years using the straight-line method; their remaining useful life as of the Acquisition Date was 26 years. The public telecommunications network concession is amortized over 30 years using the straight-line method; its remaining useful life as of the Acquisition Date was 19 years.

h.	Valuation of satellites and long-lived assets - The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

(1)	Inclined orbit.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Estimated future cash flows from the Company’s satellites could be impacted by changes in estimates of its ability to operate the satellite at expected levels, changes in the manner in which the satellite is to be used and the loss of one or several significant customer contracts on the satellite.

i.	Deferred financing costs - Deferred financing costs related to the issuance of Senior Secured Notes were capitalized and reported as an asset. These costs are amortized to interest expense using the effective rate interest method.

j.	Other intangible assets - Intangible assets arising from push-down accounting are initially recorded at fair value using the income approach method. Intangible assets identified as part of the push-down of acquisition accounting consisted primarily of contract backlog and customer relationships. The Company reviews intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be recoverable. An intangible asset with a determinable useful life is considered to have been impaired when its carrying amount exceeds its fair value; however, an impairment loss shall only be recognized when the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value.

The costs of intangible assets with finite and determinable useful lives are amortized to reflect the pattern of consumption, over the estimated useful lives of the assets, as follows:

Original useful life (Years)
Contract backlog	10
Customer relationships	4

k.	Labor obligations - In accordance with Mexican Labor Law, Satmex provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Satmex also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Costs associated with these benefits are provided for based on actuarial computations using the projected unit credit method. Other disclosures required by U.S. GAAP are not material.

l.	Fair value of financial instruments and fair value measurements - An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

Level 1- applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, restricted cash, accounts receivable, debt, accounts payable and accrued expenses. The Company believes that the recorded values of cash, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their current fair values because of their nature and respective maturity dates or durations.

m.	Provisions - Are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

n.	Income taxes - Current income taxes, calculated as the higher of the regular Mexican income tax (“ISR”) or the Business Flat Tax (“IETU”), are recorded in the results of the year in which they are incurred. Satmex accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

To determine tax bases of assets and liabilities, the Company evaluates whether it expects to be principally subject to ISR or IETU in the future and uses such tax base accordingly. If the Company is unable to conclude that it will be principally subject to either tax regime, a hybrid calculation is utilized. Based on the Company’s projections, it determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the corresponding rates.

Satmex recognizes net deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

o.	Statutory employee profit sharing - Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

p.	Revenue recognition - Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.

Revenues from end-of-life leases for transponders are usually collected in advance. The Company does not provide insurance and/or guarantees of any kind for the related transponders to these customers. Total revenues and related costs are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The public and private network signal and value-added services (“Broadband satellite services”) are recognized when services are rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas and acceptance by the customer.

To calculate the monthly revenue attributable to purchasers of programming distribution services, the Company estimates, on a monthly basis, the number of subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, the Company receives a definitive report from each purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material.

q.	Deferred revenue - Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the orbital concessions (“State Reserve”). As of May 26, 2011, as a result of the adoption of push-down accounting, this obligation was recorded at its fair value, using the income approach method, and recognized as deferred revenue with a corresponding increase in the value of the related assets. Deferred revenue is amortized to fixed satellite services revenue based on the expected consumption pattern.

r.	Use of estimates - The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

s.	Recently issued accounting pending adoption

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). The amended guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt this ASU for the 2013 financial year.

In July 2012, the FASB issued ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This update amends ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of ASU 2012-02 is not expected to have a material impact on the Company’s financial position or results of operations.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in this Update supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements.

However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Company will adopt this ASU in 2013, but does not anticipate that it will have a material effect on its financial position or results of operations.

4.	Cash and cash equivalents

	June 30, 2013	December 31, 2012
Cash	$3,100	$6,912
Cash equivalents (1)	30,559	67,740

	$33,659	$74,652

(1)	The Company’s cash equivalents consist mainly of treasury bills with original maturities less than 20 days.

5.	Accounts receivable

	June 30, 2013	December 31, 2012
Customers	$20,687	$12,787
Allowance for doubtful accounts	(740)	(1,202)

	19,947	11,585
Recoverable income taxes	270	140
Recoverable value-added tax and tax withholdings	1,483	1,146
Other	144	650

	$21,844	$13,521

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The principal customers of the Company are as follows:

•	For fixed satellite services:

•	Broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S.A. de C.V.

•	Telecommunications: América Movil Perú, S.A.C., Teléfonos de México, S.A.B. de C.V. (“Telmex”) and Telefónica del Perú, S.A.A.

•	Data transmission and internet: Hughes Network Systems and Hunter Communications, Inc.

•	For programming distribution services: Comcast Cable Communications, LLC and Direct TV Inc.

•	For broadband satellite services: Grupo Wal-Mart de México and Grupo Oxxo.

Revenues from Fixed satellite services, Programming distribution services and Broadband satellite services were obtained from:

	Six months ended June 30, 2013	Year ended December 31, 2012
	%	%
Hughes Networks Systems	10	11
América Móvil Perú, S.A.C.	9	9
Telmex	4	5
Other foreign customers	47	43
Other domestic customers	30	32

6.	Satellites and equipment

	June 30, 2013	December 31, 2012
Satellites in-orbit	$556,118	$196,425
Satellite equipment, teleport and antennas	8,769	8,061
Furniture and fixtures	4,481	4,107
Leasehold improvements	946	922

	570,314	209,515
Accumulated depreciation and amortization	(67,425)	(53,418)

	502,889	156,097
Construction in-progress for Satmex 8	—	358,289
Construction in-progress for Satmex 7	70,433	32,750
Construction in-progress for Satmex 9	5,350	3,764
Other construction in-progress	1,185	1,662

	$579,857	$552,562

For the six months ended June 30, 2013 and 2012, depreciation and amortization expense related to satellites and equipment was $14,001 and $18,188, respectively.

For the six months ended June 30, 2013 and 2012, we capitalized interest costs of $2,542 for satellite Satmex 7 and $13,173 for satellite Satmex 8, respectively.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

7.	Concessions

	June 30, 2013	December 31, 2012
Orbital concessions	$41,740	$41,740
Public telecommunications network	3,932	3,932

	45,672	45,672
Accumulated amortization	(3,730)	(2,835)

	$41,942	$42,837

For the six months ended June 30, 2013 and 2012, amortization of concessions was $895, respectively.

a.	Orbital Concessions and Facilities

In October 1997, the Mexican federal government granted to Satmex the rights to three concessions (the “Concessions”) for an initial 20-year term to operate in the orbital slots 113.0° W.L., 116.8° W.L., and 114.9° W.L. In May 2011, extension of the Orbital Concessions was granted by the Mexican federal government for an additional term until 2037, without payment of any additional consideration. Satmex has the right to an additional 20-year extension, at a certain cost to Satmex, to be determined by the Mexican government, as long as Satmex meets certain conditions, as discussed below.

In order to extend the orbital concession term, Satmex must comply with all obligations established by the concession documents, solicit extension of the concession before the beginning of the fifth term of the concession, must obtain approval from the Mexican Secretary of Communication and Transportation (“SCT”) of the technical and operating characteristics of any new satellites, and must guarantee the occupation and use of the orbital slots during the concession’s original and extended terms.

In accordance with the Ley Federal de Telecomunicaciones (Federal Law of Telecommunications or “LFT”), concessionaries are required to maintain the satellite control centers within Mexican territory.

The satellites are controlled and operated through two control centers, one of them is located in the east side of Mexico City, and the other one is located in Hermosillo, Sonora. The land and related facilities of the first control center and the land of the second control center are the property of the Mexican federal government.

Use of the land and facilities where the control centers are located that are property of the Mexican federal government was granted to the Company through a concession for a 40-year term, for which the Company pays a fee, which is adjusted every five years by the Secretaría de la Función Pública (The Ministry of Public Administration) (see Note 13h).

b.	Concessions for the Use and Exploitation of a Telecommunications Public Network

On January 20, 2000, the Mexican federal government granted to Enlaces a “Concession to Operate, Install, Exploit and Use a Public Telecommunications Network within Mexican Territory” at no charge, in order to provide services for private and public networks, and to provide value-added services. The concession term is for 30 years, with the possibility for an extension under certain conditions.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

On November 9, 2000, Enlaces obtained from the SCT a registration of value-added services certificate, which allows it to offer internet access services, electronic data transfer and multimedia services (content delivery to private television channels).

The terms of both concessions are subject to certain legal provisions regarding assignment or transfer of rights. According to Mexican Law, Satmex is not allowed to transfer the concessions to any foreign country or state. If the Mexican federal government expropriates them, the companies are entitled to liquidation or resignation of their rights. As of June 30, 2013, the Company has complied with the obligations established in the concession titles.

8.	Intangible assets

Intangible assets, which were recognized in connection with the adoption of push-down accounting, are as follows:

	Weighted average remaining amortization period (years)	June 30, 2013		December 31, 2012
		Gross amount	Accumulated amortization	Gross amount	Accumulated amortization
Contract backlog (1)	8	$86,835	$66,145	$86,835	$54,911
Customer relationships (1)	2	1,333	558	1,333	334

		$88,168	$66,703	$88,168	$55,245

(1)	Using the income approach to determine fair values as of May 26, 2011, as a result of the adoption of push-down accounting.

For the six months ended June 30, 2013 and 2012, amortization expense for these intangible assets was $11,458 and $15,443, respectively. Future annual amortization expense for intangible assets is estimated to be as follows:

2013 six months	$11,457
2014	5,600
2015	2,658
2016	898
2017	346
Thereafter	506

$21,465

9.	Debt obligations

The balance of the Senior Secured Notes as of June 30, 2013 and December 31, 2012 is $360,000.

The principal characteristics of the Senior Secured Notes, including the Tack-on, are as follows:

•	Maturity is on May 15, 2017.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

•	Fixed annual interest of 9.5%, payable semi-annually in arrears on May 15 and November 15 of each year.

•

Fully and unconditionally guaranteed, jointly and severally, on a first priority senior secured basis by all of the existing U.S. subsidiaries and all future material subsidiaries of Satmex, subject to certain exceptions (see Note 14).

•	Optional redemption at any time prior to May 15, 2014, pursuant to which Satmex may redeem up to 35% of the aggregate principal amount of the Notes, plus accrued and unpaid interest.

•	In the event of a change of control, the holders have the right to require Satmex to repurchase the Senior Secured Notes at 101% of their issue price, plus accrued and unpaid interest.

The indenture related to the Senior Secured Notes issued by Satmex establishes certain covenants. Principal covenants are as follows:

•	The Company should pay the notes on the dates and in the manner provided by the indenture.

•	The Company should maintain an office or agency where the notes may be surrendered for registration.

•	The Company should furnish to the holders of the notes and the Trustee all annual reports on Form 20-F, within 180 days after the end of the financial year.

•

The Company and each guarantor should deliver to each of the Trustee and the Collateral Trustee and officers’ certificate stating that such officers have reviewed the activities of the companies during the preceding fiscal year and has kept, observed, performed and fulfilled its obligations under this Indenture and the Security Documents.

•

The Company should not permit any of its restricted subsidiaries to declare or pay any dividends, purchase or redeem any equity interest of the Company or make any restricted investment as defined in the indenture.

•	The Company should not incur any additional indebtedness or issue preferred stock unless permitted by the indenture.

•	The Company should not permit any of its restricted subsidiaries to consummate any asset disposition, unless permitted by the indenture.

As of June 30, 2013, Satmex has complied with these obligations.

10.	Labor obligations

Other disclosures required by US GAAP are not considered material.

11.	Shareholders’ equity

a.	As of June 30, 2013 and December 31, 2012, the authorized, issued and outstanding common stock was as follows.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

	Variable Capital Class II				Rights %
Fixed Class I Series A	Series A	Series B	Series N	Total	Voting	Economic
50,000	6,580,000	—	—	6,630,000	51.000	5.10000
—	—	6,363,339	116,877,651	123,240,990	48.950	94.80076
—	—	1,113	20,448	21,561	0.008	0.01659
—	—	4,081	74,963	79,044	0.031	0.06080
—	—	1,467	26,938	28,405	0.011	0.02185

50,000	6,580,000	6,370,000	117,000,000	130,000,000	100.000	100.00000

Satmex is authorized to issue three types of shares: Series A shares, Series B shares, and Series N shares.

All Series A shares of Satmex are owned by Holdsat Mexico. The Series A shares entitle holders to 51.0% of Satmex’s voting rights and 5.1% of its economic rights of all shares. The Series A shares may be owned only by Mexican individuals, Mexican entities that are owned only by Mexican individuals or entities or Mexican entities in which 51.0% of the capital is owned by Mexican individuals or entities.

Series B shares entitle holders to 49.0% of Satmex’s voting rights and 4.9% of the economic rights. The Series B shares may be owned by any person including foreign investors. Over 99% of the Series B shares are owned by Investment Holdings BV. Less than 1% of the Series B Shares are owned by certain holders of the Second Priority Old Notes who were not eligible to invest in Satmex through Investment Holding BV. Less than 0.03% of Series B shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan.

Series N shares entitle holders to 90.0% of the economic rights and limited voting rights. The holders of Series N shares may vote only on the following matters: (i) extension of Satmex’s corporate existence; (ii) dissolution; (iii) change of corporate purpose; (iv) change of nationality; (v) transformation of Satmex from one type of entity to another; and (vi) merger of Satmex with and into another entity. The Series N shares may be owned by any person, including foreign investors.

Under Mexican law, foreign investment in Satmex’s capital, represented by full voting rights shares, may not exceed 49.0%. The Series N shares, however, are not taken into account in determining the level of foreign investment. Over 99% of the Series N shares are owned by Investment Holdings BV. Less than 1% of the Series N shares are owned by certain holders of the Second Priority Old Notes who were not eligible to invest in Satmex through Investment Holding BV. Less than 0.03% of Series N shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan.

b.	Pursuant to a unanimous resolutions adopted by the shareholders at a meeting held on May 26, 2011, the following resolutions were authorized:

•

The outstanding shares formerly held by the NAFIN Trust and the Deutsche Trust, representing the total common stock of the Company as of May 26, 2011, were exchanged through a reverse stock split with a ratio of 10 to 1, resulting in 4,687,500 shares. The stock split has been reflected retrospectively in the accompanying consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

•

Variable common stock was increased by the issuance of 5,713,333 common, nominative, Class II, Series “A” shares, without par value, through cash contributions of $7,680 in exchange of 5.1% of the economic interest in the Company.

•

Variable common stock was increased by the issuance of 104,459,367 Class II ordinary shares, without par value, of which (i) 5,620,000 are Series “B” shares and (ii) 98,839,367 are Series “N” shares, through cash contributions of $82,320 in exchange for 83.254% of the economic interests in the Company.

•

Pursuant to the Plan, effective on May 26, 2011, 100% of the Second Priority Old Notes were cancelled and converted into the right to receive equity interest, directly or indirectly, in the aggregate of 7.146% of the capital stock of the Company. The capitalization of the Conversion Rights and the cancellation of the Second Priority Old Notes were made at the face amount of the Second Priority Old Notes of $206,890, as follows:

•

Variable common stock was increased by the issuance of 9,289,800 Series “N” Class II, shares, without par value, for the capitalization of the Conversion Rights and the cancellation of the Second Priority Old Notes, through the capitalization of liabilities for $70,457.

•

A paid-in capital premium was recognized of $136,433 for the shares subscription in consideration of the Conversion Rights and the cancellation of the Second Priority Old Notes; the amount of such premium was capitalized pro rata between the shareholders of the Company in the proportion of their participation percentage in the capital stock of the Company without issuance of new shares.

•

A put premium was capitalized in the amount of $7,855, in exchange of 4.5% of the economic interests in the Company. The amount of shares issued in exchange for the capitalization of the put premium was 5,850,000 Series “N” Class II, shares, without par value.

c.	As of June 30, 2012 the common stock of Satmex amounted to $275,662.

d.	Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution of such equity. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

e.	As of December 31, 2012, the balance of the tax contributed capital account is $2,219,573.

12.	Income taxes

a.	As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regards to future realization of deferred tax assets. The Company assesses the recoverability of its tax loss carryforwards and other deferred tax assets and based upon this analysis and records a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. The Company continues to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reversal. As of June 30, 2013 and December 31, 2012, Satmex had a valuation allowance totaling $46.7 million and $50.1 million against deferred tax assets and tax loss carryforwards due to the limited carryforward periods.

In determining the appropriate valuation allowance, management considers the fact that the Company’s deferred taxes are prepared on the hybrid method, given that in certain years it projects payment of ISR while in others, it projects payment of IETU. Accordingly, due to the use of this method, certain tax loss carryforwards and credits on IETU losses may be excluded from or included in the deferred tax computation during those years in which the Company expects to pay IETU or ISR, respectively; the related allowance on deferred tax assets is also excluded from or included in the deferred tax computation.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

As of December 31, 2012, Satmex has tax loss carryforwards and credits on IETU losses, which are available to offset future taxable income, as follows:

	Amounts (1)
Expiration Date	Tax loss Carryforwards	Credits on IETU losses
2013	$82,827	$—
2014	30,517	—
2016	227,784	—
2017	24,655	—
2018	79,453	—
2021	8,272	17,623
2022	—	1,261

	$453,508	$18,884

(1)	The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law.

In 2012 and 2010, the Company used $72.6 million and $50.9 million of tax loss carryforwards, respectively. In 2011 and 2010, $69.0 million and $56.7 million of tax loss carryforwards expired, respectively.

b.	Statutory income tax rates - Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.

The ISR rate in 2012 and 2011 was 30%. In accordance with the Mexican Federal Income Tax Law for 2013, which was enacted in 2012, the ISR rate applicable to companies will be 30% in 2013 and will decrease to 29% in 2014 and 28% in 2015 and thereafter.

IETU - Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year. Beginning in 2010, the IETU rate is 17.5%.

Current income taxes are the greater of ISR and IETU.

c.	Uncertain tax positions - The Company has not taken any uncertain tax positions for which it believes it is more likely than not, based on technical merits, that it will not receive benefits taken for its tax positions. The tax years that remain subject to examination by the tax authorities include 2008 – 2012.

13.	Contingencies and commitments

Insurance matters

a.	We obtained in-orbit insurance for Satmex 8 for $360.0 million. We may, 24 months after Satmex 8 is operational, reduce the amount of insurance to the depreciated carrying value of Satmex.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

b.	On December 5, 2012, Satmex renewed the in-orbit insurance policy for satellite Satmex 6, which expires on December 5, 2013, and provides coverage for $135.5 million as of June 2013 (such amount of insurance decreases monthly to carrying values as established in the debt indenture).

c.	The insurance companies have the right to review the terms and conditions of the insurance policies, including the right to terminate the insurance coverage. Any uninsured loss of satellite Satmex 6 and Satmex 8 would have a material adverse effect on Satmex’s results of operations and financial position.

d.	Satmex did not renew the in-orbit insurance policy for satellite Satmex 5 primarily because the satellites geostationary life will end in September 2013, and the condition of the satellite does not comply with the industry standards required by the terms and conditions of the insurance policy. Any uninsured loss of satellite Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial condition.

e.	The in-orbit insurance for satellite Solidaridad 2 was not renewed primarily because the satellite’s geostationary life ended in 2009. Any uninsured loss of satellite Solidaridad 2 would not have a material adverse effect on Satmex’s results of operations and financial condition.

Commitments

f.	Satmex entered into a contract with Space Systems/Loral, Inc. (“SS/L”) and granted to SS/L a usufruct right (a Mexican law concept that grants another person the right to use and benefit from another person’s property) over certain transponders on the satellite Satmex 5 and satellite Satmex 6 satellites, until the end of the life of such satellites. SS/L was not required to post a bond related to the usufruct arrangement. In the event that Satmex or a new shareholder decides not to continue with the usufruct arrangement, SS/L has the right to receive the higher of a percentage of the net sale value of Satmex 6 and Satmex 5 or an amount equal to the market value related to the transponders granted under the usufruct arrangement.

g.	State Reserve - Under the orbital concessions granted by the Mexican federal government, Satmex must provide, at no charge, satellite capacity of approximately 362.88 MHz to the Mexican federal government in C- and Ku- bands.

h.	On October 15, 1997, the Mexican government granted a property concession that relates to Satmex’s use of the land and buildings on which its satellite control centers are located and allows Satmex to base its ground station equipment within telecommunication facilities that belong to the Mexican government. Under such concession, Satmex is obligated to pay an annual fee, equivalent to 7.5% of the total value of the land, which is determined by appraisal experts assigned by the Mexican federal government.

For the six months ended June 30, 2013 and 2012, the fees paid for the use of these control centers were $287 and $246 respectively.

i.	Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months as of July 2008 and ending in September 2013. For the six months ended June 30, 2013 and 2012, rent expense was $264 and $259, respectively. The minimum future payments for the period ended September 30, 2013 is $132.

j.	On July 31, 2013, Satmex entered into a definitive agreement with Eutelsat Communications (Eutelsat), pursuant to which Eutelsat will acquire 100% of Satmex´s shares at closing of the deal. The closing of the Transaction is pending government authorization, and it is expected to take place by the end of the year.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

k.	Future minimum revenues (“Contract Backlog”) due from customers under non-cancelable operating lease contracts, which include a penalty clause against customers in case of early termination, for transponder capacity on satellites in-orbit as of June 30, 2013, are as follows:

Years	Amounts
2013 six months	$55,010
2014	63,718
2015	38,902
2016	19,173
2017	13,514
Thereafter	51,682

$241,999

Other matters

l.	The teleport of Enlaces is housed at the primary control center of Satmex, which form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. On May 14, 2010, the SCT issued an amendment to the property concession granted on October 15, 1997, under which the Company may, with prior authorization from the SCT, lease or give under a commodatum (i.e., a rent-free lease) agreement, segments of the primary and alternate control centers to third parties as long as such segments are used for activities related to the subject matter of the property concession. This amendment allows the Company, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT; the Company filed an authorization request for Enlaces’ teleport to be housed at Satmex’s primary control center on May 17, 2010. Such authorization is pending as of the date of the accompanying consolidated financial statements. The teleport’s relocation would have an estimated cost of $6.8 million and would take approximately nine months.

m.	On April 29, 2013, the General Partners’ Meeting of Enlaces Integra adopted by unanimous resolutions a decrease in the equity capital (represented by series “C” of the variable portion of the equity capital); in an amount that did not exceed $4.5 million, which was paid at this date; consequently Satmex has a 99.99% of the ownership percentage of Enlaces.

14.	Supplemental Guarantor Unaudited Condensed Consolidating Financial Statements

On May 5, 2011 Satmex offered $325.0 million in aggregate principal amount of Senior Secured Notes. Satmex exchanged the Senior Secured Notes for $325.0 million of registered 9.5% Senior Secured Notes due 2017 (the “Notes”).

On April 9, 2012, Satmex offered an additional $35.0 million aggregate principal amount of Senior Secured Notes as a tack-on to the Senior Secured Notes (the “Tack-on Notes”) due in 2017, issued in a private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended. The Tack-on Notes were exchanged for registered notes on September 28, 2012. The additional Tack-on Notes were priced at 102.00% and will bear interest at an annual fixed rate of 9.50%.

Both the Exchange Notes and the Tack-on Notes are guaranteed by all of Satmex’s U.S. domiciled subsidiaries existing on the issue date (which as of the date of the accompanying consolidated financial statements includes Alterna’TV Corp. and Alterna’TV Int. (the “Guarantors”). Future guarantor subsidiaries are contemplated in the indentures. The guarantees are full and unconditional and are joint and several obligations of the guarantors and are secured by first priority liens on the collateral securing the notes, subject to certain permitted liens. Accordingly, supplemental guarantor condensed consolidating financial statements are included hereon.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Satmex’s investments in subsidiaries in the accompanying guarantor information are accounted for under the equity method, representing acquisition cost adjusted for Satmex’s share of the subsidiary’s cumulative results of operations, capital contributions, distributions and other equity changes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, in order to present the (i) condensed consolidating balance sheets as of June 30, 2013, (ii) condensed consolidating statements of operations and condensed statements of cash flows for the six months ended June 30, 2013, of Satmex, which is the issuer of the Senior Secured Notes and the Tack-on Notes, and of, the Guarantors (which are combined for this purpose), the Non-Guarantors, and the elimination entries necessary to consolidate the issuer with the Guarantor and Non-Guarantor subsidiaries.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidating Balance Sheet

As of June 30, 2013

(In thousands of U. S. dollars)

	Satmex	Guarantor	Non Guarantor	Eliminations upon
	Issuer	Subsidiaries	Subsidiaries	consolidation	Consolidated
Assets
Current assets:
Cash and cash equivalents	$22,536	$717	$10,406	$—	$33,659
Accounts receivable, net	17,414	3,176	6,580	(5,326)	21,844
Inventories, net of allowance for obsolescence	—	—	984	—	984
Prepaid insurance and other assets	7,144	263	198	—	7,605
Deferred tax assets	1,137	—	549	—	1,686

Total current assets	48,231	4,156	18,717	(5,326)	65,778
Satellites and equipment, net	577,801	81	1,975	—	579,857
Concessions, net	38,449	—	3,493	—	41,942
Due from related parties	3,502	—	757	(4,259)	—
Intangible assets and other assets	20,035	1,782	792	—	22,609
Investment in subsidiaries	19,171	—	—	(19,171)	—
Deferred financing cost	9,722	—	—	—	9,722
Deferred income taxes	—	938	—	(938)	—

Total	$716,911	$6,957	$25,734	$(29,694)	$719,908

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$20,079	$3,563	$4,174	$(5,326)	$22,490
Deferred revenue	3,536	—	—	—	3,536
Income tax payable	—	—	3	—	3

Total current liabilities	23,615	3,563	4,177	(5,326)	26,029
Debt obligations	360,000	—	—	—	360,000
Other long-term liabilities	26,025	3,503	794	(4,259)	26,063
Long-term deferred tax liabilities	6,364	—	1,483	(938)	6,909

Total liabilities	416,004	7,066	6,454	(10,523)	419,001
Shareholders’ equity:
Paid-in capital	275,662	(1,173)	19,258	(18,085)	275,662
Gain in adquisition of shares	1,346	—	—	—	1,346
Retained earnings	23,899	1,064	22	(1,086)	23,899

Total shareholders’ equity	300,907	(109)	19,280	(19,171)	300,907

Total	$716,911	$6,957	$25,734	$(29,694)	$719,908

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the six months ended June 30, 2013

(In thousands of U. S. dollars)

	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated
Revenues:
Satellite services	$59,012	$—	$—	$(3,129)	$55,883
Broadband satellite services	—	—	4,181	(18)	4,163
Programming distribution services	—	6,384	—	—	6,384
Services companies	—	—	7,667	(7,667)	—

	59,012	6,384	11,848	(10,814)	66,430
Cost of satellite services	5,480	—	2,189	(2,322)	5,347
Cost of broadband satellite services	—	—	3,051	(2,089)	962
Cost of programming distribution services	—	4,866	—	(1,040)	3,826
Selling and administrative expenses	9,169	817	6,709	(5,363)	11,332
Depreciation and amortization	25,347	399	608	—	26,354

	39,996	6,082	12,557	(10,814)	47,821
Operating income (loss)	19,016	302	(709)	—	18,609
Interest (expense) income, net and other	(17,898)	(150)	37	1,217	(16,794)
Income before income tax	1,118	152	(672)	1,217	1,815
Income tax (benefit) expense	(447)	219	522	—	294

Net income (loss)	1,565	(67)	(1,194)	1,217	1,521
Less: Net income attributable to noncontrolling interest	—	—	—	(44)	(44)

Net income (loss) attributable to Satélites Mexicanos, S. A. de C. V.	$1,565	$(67)	$(1,194)	$1,261	$1,565

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the six months ended June 30, 2013

(In thousands of U.S. dollars)

	Satmex Issuer	Guarantor Subsidiaries	Non - Guarantor Subsidiaries	Eliminations upon consolidation	Consolidated
Cash flows from operating activities	$16,684	$(192)	$(4,325)	$—	$12,167
Cash flows from investing activities:
Restricted cash-Satmex 8	4,900	—	—	—	4,900
Construction in progress - satellites (including capitalized interest)	(57,093)	—	—	—	(57,093)
Acquisition of equipment	(828)	(12)	(127)	—	(967)

Net cash used in investing activities	(53,021)	(12)	(127)	—	(53,160)

Cash and cash equivalents:
Net decrease for the period	(36,337)	(204)	(4,452)	—	(40,993)
Beginning of year	58,873	921	14,858	—	74,652

End of period	$22,536	$717	$10,406	$—	$33,659

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(In thousands of U.S. dollars)

Results of operations for the six months ended June 30, 2013 compared to June 30, 2012.

Revenue

Revenue for the six months ended June 30, 2013 was $66.4 million, compared to $69.4 million for the same period in 2012. The net decrease was due to a decrease in fixed satellite services of $1.4 million, a decrease of $0.6 million in broadband satellite services provided by Enlaces, and a decrease of $1.0 million in programming distribution services.

	For the six months ended June 30,
	2013	2012	Difference
Satellite services	$55,883	$57,245	$(1,362)
Broadband satellite services	4,163	4,795	(632)
Programming distribution services	6,384	7,383	(999)

Total revenue	$66,430	$69,423	$(2,993)

		(In thousands of U.S. dollars)

The net decrease of $1.4 million in Satellite services was due to an increase of $3.2 million in new contracts, an increase of $0.4 million of net capacity contracted by existing customers and a decrease of $4.0 million in the state reserve amortization due to the change in its fair value of the state reserve given the push-down of acquisition accounting, and a decrease of $1.0 million in expired contracts.

The decrease of $0.6 million in broadband satellite services was due to the decrease of broadband satellite transmission capacity, additionally lower revenues from cancellation services of several national customers (Axtel, Link Grupo Satelital, Monte de Mexico, etc).

The decrease of $1.0 million in programming distribution services was due to a net decrease from existing customers (Comcast, Directv, Time Warner AT&T).

Operating Costs and Expenses

Operating costs and expenses decreased $5.9 million to $47.8 million for the six months ended June 30, 2013 (72% of revenues), from operating cost and expenses $53.7 million for the same period in 2012 (77% of revenues). The table below sets forth the components of our operating cost and expenses:

	For the six months ended June 30,
	2013	2012	Difference
Operating costs	$10,135	$9,097	$1,038
Selling and administrative expenses	11,332	10,125	1,207
Depreciation and amortization	26,354	34,526	(8,172)

Total operating costs and expenses	$47,821	$53,748	$(5,927)

		(In thousands of U.S. dollars)

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Operating Costs

Operating costs for the six months ended June 30, 2013 increased $1.0 million to $10.1 million (15% of revenues) compared to $9.1 million for the same period in 2012 (13% of revenues). The table below sets forth the components of our operating costs:

	For the six months ended June 30,
	2013	2012	Difference
Satellite services	$5,347	$4,234	$1,113
Broadband satellite services	962	1,031	(69)
Programming distribution services	3,826	3,832	(6)

Total operating costs	$10,135	$9,097	$1,038

		(In thousands of U.S. dollars)

Satellite services costs increased due mainly to insurance’s Satmex 8 satellite partially offset by the decrease of Satmex 6 satellite insurance premium.

Broadband satellite services cost decreased due to a decrease of antennas cost, installation partially offset by an increase in antennas maintenance.

Programming distribution services cost decreased mainly due to the reduction of national programming and integrating cost partially offset by an increase in transfer cost LAS and transmission voley-ball and basketball league at Puerto Rico in 2013.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, allowance for doubtful accounts and other expenses increased $1.2 million, for a total of $11.3 million for the six months ended June 30, 2013 (17% of revenues), as compared to $10.1 million for the same period in 2012 (15% of revenues).

The increase in selling and administrative expenses can be attributable to the following:

•	An increase in personnel costs and sales bonuses of $1.0 million, due to an increase in salaries, severances, wage taxes and other benefits, and the new executive hires in Alterna.

•

A net increase of $0.2 million in allowance for doubtful accounts, related to contracts regarding services to the Wal-Mart Centroamerica project and the cancellation of allowance for doubtful accounts to the Mexican government in Enlaces.

•	A decrease in legal and professional fees of $0.3 million.

•	A net increase of $0.3 million in other expenses which includes, travel expenses, commercial agent fee, non deductible advertising, and other expenses.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Depreciation and Amortization

Depreciation and amortization expense decreased $8.2 million, for a total of $26.3 million for the six months ended June 30, 2013 (40% of revenues) compared to $34.5 million in the same period in 2012 (50% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	For the six months ended June 30,
	2013	2012	Difference
Contract backlog	$11,234	$15,417	$(4,183)
Satmex 8	3,984	—	3,984
Satmex 6	8,660	8,660	—
Satmex 5	—	8,171	(8,171)
Concessions	895	895	—
Equipment for satellite, furniture and equipment and other	1,581	1,383	198

Total depreciation and amortization	$26,354	$34,526	$(8,172)

		(In thousands of U.S. dollars)

The decrease in amortization of backlog in 2013 is due to the maturity dates of contracts. Backlog is depreciated based on the life of the respective contracts rather than based on a straight-line method. Accordingly, depending on the number of contracts in existence in each year, amortization of backlog will vary from year to year. The decrease in the current year represents a lower amount of contracts in 2013, as well as an increase in the fair value of the intangible, based on the effects of push-down accounting applied in May 2011. The satellite Satmex 8 started the depreciation expense in May 2013.

Operating Income

For the six months end June 30, 2013 and 2012, the operating income was $18.6 million and $15.7 million, respectively, due to the reasons mentioned above.

Interest Expense

Total interest expense for the six months ended in June 30, 2013 was $17.1 million, compared to $5.5 million in the same period in 2012. The table below set forth the components of our interest expense:

	For the six months ended June 30,
	2013	2012	Difference
Notes interest	$17,981	$17,020	$961
Capitalized interest in Satmex 8	—	(13,173)	13,173
Capitalized interest in Satmex 7	(2,542)	—	(2,542)
Amortization of deferred financing costs	1,599	1,571	28
Other commissions	49	46	3

Total interest expense, net	$17,087	$5,464	$11,623

		(In thousands of U.S.dollars)

The net increase of $11.6 million was mainly due to the ability of Satmex to capitalize in 2012 $13.2 million of interest and $2.5 million of interest cost incurred in 2013, as a result of the construction of Satmex 8 and Satmex 7, respectively.

Net Foreign Exchange Gain (Loss)

We recorded a minimum foreign exchange gain for the six months ended June 30, 2013 and 2012. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Income Tax

Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the Mexican laws enacted on December 17, 2012. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Única, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the six months ended June 30, 2013, we recorded income tax expense of $0.2 million on an income before income taxes of $1.8 million, while for the same period of 2012 we recorded a deferred income tax expense of $3.1 million on an income before income taxes of $10.5 million, yielded a positive “effective” income tax rate, principally arising from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU.

Based on tax projections, Satmex determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

Net Income Attributable to Satmex

As a result of the aforementioned factors, the net income attributable to Satmex for the six months ended June 30, 2013 was $1.6 million, as compared to $7.2 million for the same period in 2012.

Results of operations for the three months ended June 30, 2013 compared to June 30, 2012.

Revenue

Revenue for the three months ended June 30, 2013 was $33.7 million, compared to $37.6 million for the same period in 2012. The net decrease was due to a decrease in fixed satellite services of $3.9 million, decrease of $0.5 million in programming distribution services, and a decrease of $0.3 million in broadband satellite services provided by Enlaces.

	For the three months ended June 30,
	2013	2012	Difference
Satellite services	$28,387	$31,418	$(3,031)
Broadband satellite services	2,123	2,475	(352)
Programming distribution services	3,199	3,693	(494)

Total revenue	$33,709	$37,586	$(3,877)

		(In thousands of U.S. dollars)

The net decrease of $3.0 million in Satellite services was due to an increase of $2.6 million in new contracts, a decrease of $0.5 million of net capacity contracted by existing customers and a decrease of $4.5 million in the state reserve amortization due to the change in its fair value of the state reserve given the push-down of acquisition accounting, a decrease of $0.6 million in expired contracts.

The decrease of $0.3 million in broadband satellite services was mainly due to the decrease of equipment sales of several national customers (Link Grupo Satelital, Inteligencia y Tecnología Informatica, Grupo Wal Mart, etc).

The decrease of $0.5 million in programming distribution services was due to a net decrease from existing customers (Comcast, Dish Network, AT&T).

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Operating Costs and Expenses

Operating costs and expenses decreased $0.5 million to $26.9 million for the three months ended June 30, 2013 (80% of revenues), from operating cost and expenses $27.4 million for the same period in 2012 (73% of revenues). The table below sets forth the components of our operating costs and expenses:

	For the three months ended June 30,
	2013	2012	Difference
Operating costs	$5,648	$4,714	$934
Selling and administrative expenses	6,075	5,465	610
Depreciation and amortization	15,175	17,268	(2,093)

Total operating costs and expenses	$26,898	$27,447	$(549)

		(In thousands of U.S. dollars)

Operating Costs

Operating costs for the three months ended June 30, 2013 increased $0.9 million to $5.6 million (17% of revenues) compared to $4.7 million for the same period in 2012 (13% of revenues). The table below sets forth the components of our operating costs:

	For the three months ended June 30,
	2013	2012	Difference
Satellite services	$3,141	$2,120	$1,021
Broadband satellite services	574	610	(36)
Programming distribution services	1,933	1,984	(51)

Total operating costs	$5,648	$4,714	$934

		(In thousands of U.S. dollars)

Satellite services costs increased due mainly to insurance’s Satmex 8 satellite and an increase of personnel cost.

Broadband satellite services cost decreased due to a decrease of antennas cost, installation and maintenance.

Programming distribution services cost decreased mainly due to the reduction of national programming cost partially offset by an increase in transfer cost LAS and transmission voley-ball and basketball league at Puerto Rico.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, allowance for doubtful accounts and other expenses increased $0.6 million, for a total of $6.1 million for the three months ended June 30, 2013 (18% of revenues), as compared to $5.5 million for the same period in 2012 (15% of revenues).

The increase in selling and administrative expenses can be attributable to the following:

•	An increase in personnel costs and sales bonuses of $0.4 million, due to an increase in salaries, severances, wage taxes and other benefits, and the new executive hires in Alterna.

•

A net decrease of $0.2 million in allowance for doubtful accounts, related to contracts regarding services to the Wal-Mart Centroamerica project and the cancellation of allowance for doubtful accounts to the Mexican government in Enlaces.

•	A decrease in legal and professional fees of $0.1 million.

•	A net increase of $0.5 million in other expenses which includes, travel expenses, commercial agent fee, non deductible advertising, and other expenses.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Depreciation and Amortization

Depreciation and amortization expense decreased $2.1 million, for a total of $15.2 million for the three months ended June 30, 2013 (45% of revenues) compared to $17.3 million in the same period in 2012 (46% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	For the three months ended June 30,
	2013	2012	Difference
Contract backlog	$5,617	$7,492	$(1,875)
Satmex 8	3,984	—	3,984
Satmex 6	4,330	4,330	—
Satmex 5	—	4,085	(4,085)
Concessions	448	448	—
Equipment for satellite, furniture and equipment and other	796	913	(117)

Total depreciation and amortization	$15,175	$17,268	$(2,093)

		(In thousands of U.S. dollars)

The decrease in amortization of backlog in 2013 is due to the maturity dates of contracts. Backlog is depreciated based on the life of the respective contracts rather than based on a straight-line method. Accordingly, depending on the number of contracts in existence in each year, amortization of backlog will vary from year to year. The decrease in the current year represents a lower amount of contracts in 2013, as well as an increase in the fair value of the intangible, based on the effects of push-down accounting applied in May 2011. The satellite Satmex 8 started the depreciation expense in May 2013.

Operating Income

For the three months end June 30, 2013 and 2012, the operating income was $6.8 million and $10.1 million, respectively, due to the reasons mentioned above.

Interest Expense

Total interest expense for the three months ended in June 30, 2013 was $8.1 million, compared to $3.0 million in the same period in 2012. The table below set forth the components of our interest expense:

	For the three months ended June 30,
	2013	2012	Difference
Notes interest	$8,991	$8,903	$88
Capitalized interest in Satmex 8	—	(6,756)	6,756
Capitalized interest in Satmex 7	(1,680)	—	(1,680)
Amortization of deferred financing costs	800	797	3
Other commissions	25	22	3

Total interest expense, net	$8,136	$2,966	$5,170

		(In thousands of U.S.dollars)

The net increase of $5.2 million was mainly due to the ability of Satmex to capitalize in 2012 $6.8 million of interest and $1.7 million of interest cost incurred in 2013, as a result of the construction of Satmex 8 and Satmex 7, respectively.

Net Foreign Exchange Gain (Loss)

We recorded a foreign exchange loss for the three months ended June 30, 2013 and 2012 of $0.4 million, and $0.5 million, respectively. Foreign exchange gains and losses are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Income Tax

Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the Mexican laws enacted on December 17, 2012. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Única, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the three months ended June 30, 2013, we recorded deferred income tax expense of $2.3 million on a loss before income taxes of $1.6 million, while for the same period of 2012 we recorded a deferred income tax benefit of $0.5 million on an income before income taxes of $6.8 million, yielded a negative “effective” income tax rate, principally arising from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU.

Based on tax projections, Satmex determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

Net Income Attributable to Satmex

As a result of the aforementioned factors, the net loss attributable to Satmex for the three months ended June 30, 2013 was $3.9 million, as compared to net income of $7.4 million for the same period in 2012.

PART II — OTHER INFORMATION

Item 1.	Legal Matters

None.

Item 2.	Other Matters

Liquidity and Capital Resources

Satmex’s cash balance as of June 30, 2013 was $33.7 million compared to $74.7 million on December 31, 2012, and a decrease of $41.0 million. At June 30, 2013, Satmex had total debt of $360.0 million. This amount represents the Notes issued on May 5, 2011 and April 9, 2012.

We generally rely on cash generated from our operations, capital increases and long-term debt to fund our working capital needs, capital expenditures, interest payments and debt repayments. As a consequence of our operating activities, cash flow from operations improved from 2008 through December 31, 2012. As of June 30, 2013, we had cash and cash equivalents of approximately $33.7 million. However, our business is capital intensive. We may continue to face liquidity constraints as our capital expenditures increase in connection with the construction, launch and insurance of new satellites and the expansion and upgrade of our satellite network.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Substantially all of our capital expenditures are denominated in U.S. dollars. Capital expenditure satellite includes capitalized interest costs. Also we invested, in electronic, data and processing equipment, infrastructure and vehicles. The table below sets forth our capital expenditures for the periods indicated:

	Six months ended June 30, 2013	Year ended December 31,
		2012	2011	2010
Acquisition of property, furniture and equipment	$1.0	$2.0	$2.2	$4.6
Construction of Satmex 7(1)	37.2	28.5	—	—
Construction of Satmex 8(2)	18.3	82.4	192.9	63.1
Construction of Satmex 9	1.6	3.8	—	—

	$58.1	$116.7	$195.1	$67.7

			(In millions of U.S. dollars)

	Six months
	ended June 30, 2013	Year ended December 31,
Includes capitalized interest:		2012	2011	2010
(1) Construction of Satmex 7	$2.5	$1.1	$—	$—
(2) Construction of Satmex 8	—	32.7	11.7	2.6

	$2.5	$33.8	$11.7	$2.6

			(In millions of U.S. dollars)

We anticipate funding any future capital expenditures, including the construction, launch and insurance of Satmex 7, from proceeds raised through the offering of the Notes and from cash from operations. There can be no assurance that we will have sufficient financial resources to fund such expenditures.

Sources and Uses of Cash

The following table sets forth our major sources and (uses) of cash for each period as set forth below:

	Six months ended June 30, 2013 Successor	Year Ended December 31, 2012 Successor	May 26 – December 31, 2011 Successor	January 1, - May 25, 2011 Predecessor	Year Ended December 31, 2010 Predecessor
Net cash provided by operating activities	$12.2	$82.5	$32.4	$8.1	$41.0
Net cash used in investing activities	$(53.2)	$(121.6)	$(152.2)	$(42.9)	$(67.7)
Net cash provided by financing activities	$—	$34.5	$(148.2)	$306.7	—
		(In millions of U.S. dollars)

Operating Activities

Our operations for the six months ended June 30, 2013 generated $12.2 million in positive cash flow. This is principally given that our net income is comprised of certain significant non-cash expenses, including $26.4 million of depreciation and amortization, net of a deferred IETU/ISR benefit of $0.2 million as a result of additional tax loss carryforwards recognized in 2013 as a result of tax projections that will permit the Company to recover the benefit of such losses in the future.

Our operations for the year ended December 31, 2012 generated $82.5 million in positive cash flow. This is principally given that our net income is comprised of certain significant non-cash expenses, including $65.0 million of depreciation and amortization, net of a deferred IETU/ISR benefit of $14.8 million as a result of additional tax loss carryforwards recognized in 2012 as a result of tax projections that will permit the Company to recover the benefit of such losses in the future.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Notwithstanding our net loss, our operations for the period from January 1, 2011 to May 25, 2011 generated $8.1 million in positive cash flow while our operations for the period from May 26, 2011 to December 31, 2011 generated $32.4 million in positive cash flow. This is due to the fact that our net loss is comprised of certain significant non-cash expenses, principally $17.0 million and $46.5 million of depreciation and amortization for the periods from January 1, 2011 to May 25, 2011 and May 26, 2011 to December 31, 2011, respectively.

Our operations for 2010 generated $41.0 million in positive cash flow despite our net loss which was principally due to significant non-cash expenses, including $43.4 million of depreciation and amortization and $15.5 million of accrued and capitalized paid-in-kind interest. Changes in operating assets and liabilities during 2010 negatively affected our cash flow by $2.2 million principally as a result of slower collections of accounts receivable when compared to our revenue growth in 2010, as well as an IETU tax credit in excess of $3.2 million as a result of capital expenditures for Satmex 8 which has not yet been realized in cash.

Investing Activities

Our net cash used in investing activities for the six months ended June 30, 2013 primarily resulted from the payments associated with the construction of Satmex 8, Satmex 7 and Satmex 9 and our investment in infrastructure, electronic, data and processing equipment.

Our net cash used in investing activities for December 31, 2012 primarily resulted from the payments associated with the construction of Satmex 8, Satmex 7 and F4 satellite program (Satmex 9) and our investment in infrastructure, vehicles and electronic, data and processing equipment.

Our net cash used in investing activities for the period from January 1, 2011 to May 25, 2011 and from May 26, 2011 to December 2011, primarily resulted from the payments associated with the construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment. Our net cash used in investing activities for the years ended 2010 resulted from payment associated with the execution of an ATP for the future construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment.

Financing Activities

Our net cash provided by financing activities for the year ended December 31, 2012 was $34.5 million and reflects the issuance of senior secured notes in the amount of $35.0 million, net of payment of deferred financing costs of $1.2 million.

Our net cash provided by financing activities for the period from January 1, 2011 to May 25, 2011 consisted of this issuance of the Notes for $325.0 million net of the payment of debt issuance cost of $18.2 million. Our net cash used in financing activities for the period from May 26, 2011 to December 31, 2011 consisted principally of the repayment of the First Priority Old Notes of $238.2 million, partially offset by the proceeds received from the issuance of the equity of $90.0 million.

We did not experience cash inflow or outflow from financing activities during the six months ended June 30, 2013.

Item 3.	Exhibits

None.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 4.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S. A. de C. V. (Registrant)

Date: August 14, 2013	By:	/s/ Juan Antonio García Gayou Facha
(Signature)
Juan Antonio García Gayou Facha Chief Financial Officer

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